EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam

Selangor, Malaysia

BY EDGAR

December 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549
Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed November 15, 2024
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated November 27, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 2 to the Registration Statement on Form F-1 that the Company filed with the Commission on November 15, 2024.

The Company is responding to the Staff’s comments by filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Corporate History and Structure, page 45

We note your revised disclosure on page 45 that “[o]n November 4, 2024, Empro Group acquired 100% of the equity interests in EMP Solution from its shareholders by issuing Ordinary Shares to such shareholders on a 1-for-1 basis.” We also note your prior response in your letter dated June 4, 2024 that, once you complete all steps necessary to effect the reorganization, “We will describe in the prospectus the material provisions of the agreements that are entered into in connection with the reorganization, and file such agreements as exhibits to the Registration Statement as applicable.” Please revise your disclosure to describe the material provisions of any agreements you entered into in connection with the reorganization, and file these agreements as exhibits or provide your analysis as to why you believe the agreements are note required to be filed. Refer to Items 601(b)(2) and (10) of Regulation S-K.

Response

The reorganization of EMP Solution, as a result of which the holders of all of the issued and outstanding ordinary shares of EMP Solution exchanged their shares of EMP Solution for an equal number of ordinary shares of Empro Group, and Empro Group became the holder of all of the issued and outstanding ordinary shares of EMP Solution, was effected pursuant to a Share Swap Agreement dated November 4, 2024 between Empro Group, on the one hand, and the holders of all of the issued and outstanding ordinary shares of EMP Solution, on the other hand. The Share Swap Agreement is filed as Exhibit 10.14 to the registration statement. In response to the comment, we have revised the disclosure regarding the Share Swap Agreement and the transactions that were effected thereby, which appears on pages 45 and 100 of the prospectus included in Amendment No. 3 and in Part II, Item 7 of Amendment No. 3 (page II-1), to read as follows:

“On November 4, 2024, Empro Group, on the one hand, and the holders of all of the issued and outstanding ordinary shares of EMP Solution, on the other hand, entered into a Share Swap Agreement, a copy of which is filed as Exhibit 10.14 to the registration statement of which this prospectus forms a part. Pursuant to the Share Swap Agreement, the shareholders of EMP Solution exchanged all 1,500,000 of the issued and outstanding shares of EMP Solution for newly-issued Ordinary Shares of Empro Group on a 1-for-1 basis. As a result of the transactions effected pursuant to the Share Swap Agreement, Empro Group became the ultimate holding company of EMP Solution, with Empro Group holding all 1,500,000 of the issued and outstanding shares of EMP Solution. Neither Empro Group nor the shareholders of EMP Solution entered into any agreements relating to the exchange of the ordinary shares of EMP Solution for Ordinary Shares of Empro Group other than the Share Swap Agreement.”

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei